[First Community Bancorp letterhead]

August 29, 2007

Ms. Sharon M. Blume and

Mr. Ben Phippen

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street N.E.

Washington, D.C.  20549

Re:	First Community Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2006 (the “Form 10-K”)
Form 10-Q for the Fiscal Quarter Ended March 31, 2007 (the “Form 10-Q”)
File No. 000-30747

Dear Ms. Blume and Mr. Phippen:

This letter sets forth the responses of First Community Bancorp (the “Company”) to the staff’s comments relating to the Company’s Form 10-K and Form 10-Q contained in your letter dated August 7, 2007 (the “Comment Letter”).  Our responses are keyed to the comments in your letter.

1.  Comment: Tell us the specific differences in your standards and the acquiree companies’ standards and explain how you considered those differences when determining whether the acquired loans were within the scope of SOP 03-3

Response:

Since the Company’s inception we have acquired 17 banks. In general, the acquired companies’ grading standards have been substantially consistent with our grading standards and the acquiree’s classification of credits was generally a good indication of the acquired loan portfolio’s credit quality.  Further, an instrumental part of our due diligence prior to an acquisition is to review the loan portfolio and assess the creditworthiness of the portfolio (including loan grading).

Accordingly, based on our experience, as stated in our letter dated July 13, 2007, in applying SOP 03-3 we use the acquiree’s classification of credits to identify the population of acquired loans with potential evidence of credit deterioration.  We then review all adversely classified loans (those risk-rated substandard or doubtful), nonaccrual loans and loans classified as impaired by the acquired company and conclude whether it is probable that the Company will be unable to collect all contractually required payments receivable for each of these loans.

After acquisition, we initiate our integration process, including loan officer review of each individual loan file to determine whether the grading provided by the acquiree met the risk rating categories used in our policies.  Through the credit integration process for the Cedars loan portfolio, we noted that although certain Cedars loans had shortcomings that did not cause the loan to be classified as nonperforming, such shortcomings would require classification as either special mention or substandard according to our loan policies.

We considered whether the grading changes on the Cedars loans we made in the second quarter of 2006 should impact our application of SOP 03-3 and concluded it was not appropriate because we determined that none of such loans, other than those to which SOP 03-3 was applied and which were reported to you in our July13, 2007 response letter, was impaired.

2.  Comment: Tell us whether the acquired loans were determined individually to meet the scope criteria of SOP 03-3 (i.e. clarify that pools of acquired loans were not evaluated as pools).

Response:

Acquired loans were determined to meet the scope criteria of SOP 03-3 on an individual basis.

3.  Comment: Quantify the amount of allowance for loan losses initially carried over.

Response:

The amounts of the allowances for loan losses carried over at the dates of acquisition were as follows (in thousands):

Cedars Bank	$4,249
Foothill Independent Bancorp	$5,098
Community Bancorp	$9,669

4.  Comment: Quantify the impact, by fiscal quarter, that acquired loans had on non-accrual loans.

Response:

The following table shows total nonaccrual loans at each quarter end in calendar 2006 and the amount of nonaccrual loans for each acquiree included in the total (in thousands).

Cedars Bank (Cedars) was acquired in January 2006, Foothill Independent Bancorp (Foothill) was acquired in May 2006, and Community Bancorp (Community) was acquired in October 2006.

	Q106	Q206	Q306	Q406

Total nonaccruals	$11,539	$15,613	$20,907	$22,095
Cedars nonaccruals	$—	$3,136	$4,073	$2,843
Foothill nonaccruals	$—	$124	$280	$290
Community nonaccruals	$—	—	$—	$7,654
Legacy nonaccruals	$11,539	$12,353	$16,554	$11,308

The Cedars nonaccrual total at the end of the second quarter of 2006 represents 3 loans that experienced either credit deterioration or nonpayment after the Cedars acquisition date.

5.  Comment: Quantify the impact, by fiscal quarter, that acquired loans had on the provision for credit losses.

Response:

In the first, third and fourth quarters of 2006, application of the Company’s allowance for credit loss methodology (“allowance methodology”) resulted in no provision for credit losses other than the $100,000 recorded in the first quarter.  With respect to the second quarter of 2006, a provision for credit losses of $9.5 million was recognized.

The first quarter of 2006 provision of $100,000 was the result of interaction between organic loan growth and changes in classified loans and nonaccrual loans within our allowance methodology.  Our allowance methodology when applied in the second quarter of 2006 resulted in a provision for credit losses of $9.5 million reflecting, as previously disclosed, an increase in nonaccrual loans, the credit quality of the Cedars acquired loan portfolio, our analysis of then current market conditions including the outlook for real estate related loans, and organic loan growth.  The portion of this provision related to the adverse classification of Cedars acquired loans was approximately $2.0 million (please see the response to Comment 7 below).

The Company’s provisions for credit losses result from the application of our allowance methodology, the purpose of which is to estimate an overall allowance for loan losses adequate to cover estimated losses inherent in the loan portfolio as of the respective balance sheet dates.  The loans we obtain through acquisitions are combined with our other loans and included in our allowance methodology on a combined basis, not separately.  We do not apply any separate allowance methodology computations to acquired loans.  Other than the $2.0 million portion of the second quarter of 2006 provision mentioned above, we believe our 2006 acquisitions had no separately identifiable impacts on provisions for credit losses in 2006.

6.  Comment: Quantify the amount of Cedars acquired loans that were adversely classified in accordance with your criteria.

Response:

The amount of Cedars acquired loans that were adversely classified in accordance with our criteria at June 30, 2006 were as follows: special mention category, $11.7 million and substandard category, $27.2 million.  Please note that the substandard category total of $27.2 million includes the real estate secured loans that were subject to SOP 03-3 and reported to you in our letter dated July 13, 2007.

7.  Comment: Quantify the amount of the provision recorded as a result of adversely classifying certain Cedars acquired loans in accordance with your criteria.

Response:

The provision recorded in the second quarter of 2006 as a result of adversely classifying Cedars acquired loans was approximately $2.0 million.

8.  Comment: Quantify the impact, if any, the Cedars deficiencies would have had on the amounts of classified loans (including non-accrual, impaired and non-accruing 90 days or more) as disclosed to you by management at the month prior to acquisition and the resulting impact on your financial statements.

Response:

Had Cedars applied our standards for classification prior to the date of acquisition, we believe Cedars would have reported to us an additional $11.7 million of special mention classified loans and an additional $27.2 million of substandard classified loans; there would have been no change in the amount reported for nonaccrual loans.  Considering our conclusion with respect to those Cedars loans we classified under SOP 03-3, we believe Cedars would have reported to us $14.7 million in impaired loans.  Please note that the amounts for classified and impaired loans stated above are based on outstanding balances as of June 30, 2006.  As reported to you in our July 13, 2007 letter, there were no loans past due 90 days and still accruing.

9.  Comment: Please describe the back-testing procedures you use to determine whether to adjust previously established allowance levels, given subsequent information and tell us how often you back-test and adjust.

Response:

We routinely review various key elements of our allowance methodology and adjust those elements as we believe conditions warrant.  Specifically we review on a quarterly basis:

•                  trends by loan type as they relate to classified loans, nonaccrual loans and delinquencies;

•                  loan portfolio concentrations;

•                  trends exhibited by peer banks in relationship to loan portfolios and the allowance for credit losses;

•                  loss rates suggested by our migration analysis and associated minimum loss rates applied to the various loan pools. These rates are compared to available information from the Federal Reserve Bank and the FDIC;

•                  qualitative factors used within our allowance methodology in light of economic and other external and internal factors believed to influence losses within the loan portfolio; and

•                  historical charge-off and recovery experience.

In addition to the reviews we perform as outlined above, our independent external credit review provider routinely validates risk ratings on specific loans, our outsourced internal audit function periodically reviews the accuracy of the data input and the calculations made within our allowance methodology, and our banking regulators review our allowance methodology as part of their periodic safety and soundness examinations.

* * * * *

In connection with our response above, we acknowledge that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please contact me at (310) 728-1021.

Very truly yours,

/s/ Victor R. Santoro

Victor R. Santoro
Executive Vice President and
Chief Financial Officer